UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendments No. ?????)*



NANOMETRICS INC.
___________________________________________________________
(Name of Issuer)


COMMON STOCK
_________________________________________________________
(Title of Class Securities)


?630077105
___________________________
CUSIP Number)



12/31/03
______________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:
X	Rule 13d-1(b)
0	Rule 13d-1(c)
0	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.
The information required in the remainder of this cover
 page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  ?????

	1.	Name of Reporting Persons.
		I.R.S. Identification Nos. of above persons (entities only).

ARTEMIS  INVESTMENT MANAGEMENT LLC
13-4026311
_________________________________________________________

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a)  ?????
		(b)  ?????
_________________________________________________________

	3.	SEC Use Only
_________________________________________________________

	4.	Citizenship or Place of Organization     DELAWARE
_________________________________________________________

Number of
Shares Bene-
ficially Owned
by Each
Reporting
Person With:
5.  Sole Voting Power        881,800

6.  Shared Voting Power        ?????

7.  Sole Dispositive Power        ?881,800

8.  Shared Dispositive Power        ?????
__________________________________

	9.	Aggregate Amount Beneficially Owned by Each Reporting Person     881,800

	10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

	11.	Percent of Class Represented by Amount in Row (9)     7.29%
_______________________________________________________________

	12.	Type of Reporting Person (See Instructions)
________________________________________________________________

   ?????INVESTMENT ADVISOR
   ?????
   ?????
   ?????
   ?????
   ?????
   ?????




Item 1.
	(a)	Name of Issuer
NANOMETRICS INC.?????

	(b)	Address of Issuer's Principal Executive Offices
1500 BUCKEYE DRIVE
MILPITAS, CA 95035?????
?????

Item 2.
	(a)	Name of Person Filing
(i)	ARTEMIS INVESTMENT MANAGEMENT?????
(ii)	?????
(iii)	?????

	(b)	Address of Principal Business office or, if None, Residence
(i)	437 MADISON AVENUE, NEW YORK, NY 10022?????
(ii)	?????
(iii)	?????

	(c)	Citizenship
(i)	DELAWARE?????
(ii)	?????
(iii)	?????

	(d)	Title of Class Securities
COMMON STOCK?????

	(e)	CUSIP Number
630077105?????

Item 3.	If this statement is filed pursuant to 240.
13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	0	Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o).
(b)	0	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	0	Insurance company as defined in section 3(a)(19) of the Act (15
U.S.C. 78c).
(d)	0	Investment company registered under section 8 of the Investment
Company Act (15 U.S.C. 80a-8).
(e)	X0	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).
(f)	0	An employee benefit plan or endowment fund in accordance with
240.13d-1(b)(ii)(F).
(g)	0	A parent holding company or control person in accordance with
240.13d-1(b)(1)(ii)(G).
(h)	0	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813).
(i)	0	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of
1940 (15 U.S.C. 80a-3).
(j)	0	Group in accordance with  240.13d-1(b)(ii)(J).

This statement is filed by ARTEMIS INVESTMENT MANAGEMENT, an investment adviser registered under the Investment Advisers Act of 1940, its ?????. (See, also, Exhibit ?????.)


Item 4.	Ownership
Common Stock:
(a)	Amount Beneficially Owned:	?881,800????
(b)	Percent of Class:	7.29%
(c)	Number of shares as to which the joint filers have:
(i)	sole power to vote or to direct the vote:	?881,800?
(ii)	shared power to vote or to direct the vote:	?????
(iii)	sole power to dispose or to direct the disposition of:   ?881,800?
(iv)	shared power to dispose of or to direct the disposition of:	?????

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following 0.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company.

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

Item 10.	Certification:
(a)	The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
Date:  2/10/2004
JACQUELINE KEALY?????


_________JACQUELINE KEALY_____________
Signature
_______TREASURER/ SECRETARY______
Name/Title


?????


_________________________________________
Signature
_________________________________________
Name/Title

_________________________________________
__________________, Control Person



EXHIBIT A

Identification and Classification of Members of the Group


Pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified and classified as follows:

Name
Classification
?????
?????
?????
?????
?????
?????
?????
?????
?????
?????
?????
?????




EXHIBIT B

Joint Filing Agreement Pursuant to Rule 13d-1


This agreement is made pursuant to Rule 13d-1
(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and
among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on schedule 13G or Schedule 13D,
as appropriate, and that said joint filing may thereafter be amended by further joint filings.
The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.


Dated:  ?????

?????


_________________________________________
Signature
_________________________________________
Name/Title


?????


_________________________________________
Signature
_________________________________________
Name/Title


______________________________________
_________________, Control Person


_________________________________________
[Name]
By Power of Attorney


[Use if someone will sign on behalf of an individual, or someone other than a managing partner signing on behalf of an entity. See form
Power of Attorney]



EXHIBIT C

Disclaimer of Beneficial Ownership


?????
????? Stock
????? Shares



????? disclaim beneficial interest as to the shares referenced above, except for an amount equal to substantially less than one percent of the shares reported on this Schedule 13G. None of these entities or individuals holds the above-referenced shares for its/his own account except on a de minimis basis.




EXHIBIT D


Power of Attorney Forms for
Schedules 13D and 13G and Forms 13F


I, ????? in my individual capacity as a principal of [Name of Company], hereby appoint ?????
as attorney-in-fact and agent, in all capacities, to execute, on my behalf and on behalf of [Name of Company], and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13G and Forms
13F and documents relating thereto required to be
 filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein.
 I hereby grant to said attorney-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this _____ day of _____________, 2004.



_________________________________________
[Name]



[Only needed if one person will sign on behalf of others.
May be helpful if someone travels a lot.]

SF/63666

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